Branch 18 FRANKLIN
811-01608 (High Income Trust)

FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

SEC MAIL PROCESSING RECEIVED DEC - 6 2004 SECTION 213 WASH., D.C.

04053695

VIA FIRST CLASS MAIL

November 29, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Strigliabotti, et al., v. Franklin Resources, Inc., et al.*, Case No. 04-0883 SI

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned lawsuit, which we previously reported to your office:

1. [Proposed] Order Denying Defendants' Motion to Dismiss First Amended Complaint
2. Certificate of Service

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Associate Corporate Counsel

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

Encls.

cc: Barbara J. Green, Esq. (w/o encls.)
Murray L. Simpson, Esq. (w/o encls.)

16739-2

FRANKLIN TEMPLETON INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

November 29, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Strigliabotti, et al., v. Franklin Resources, Inc., et al.*, Case No. 04-0883 SI

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned lawsuit, which we previously reported to your office:

1. [Proposed] Order Denying Defendants' Motion to Dismiss First Amended Complaint
2. Certificate of Service

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Associate Corporate Counsel

Encls.

cc: Barbara J. Green, Esq. (w/o encls.)
Murray L. Simpson, Esq. (w/o encls.)

16739-2

Ronald Lovitt, Bar No. 040921
J. Thomas Hannan, Bar No. 039140
Henry I. Bornstein, Bar No. 75885
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, California 94111
(415) 362-8769
Fax: (415) 362-7528

Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
(206) 623-1900
Fax: (206) 623-3384

Counsel for Plaintiffs

(Complete List of Plaintiffs' Counsel at End of Document)

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, et al., for the use and benefit of THE TEMPLETON GROWTH FUND, et al., Plaintiffs, v. FRANKLIN RESOURCES, INC., et al., Defendants.	No. C 04 0883 SI [PROPOSED] ORDER DENYING DEFENDANTS' MOTION TO DISMISS FIRST AMENDED COMPLAINT

The Court having heard defendants'[1] Motion to Dismiss this action from this Court on February 4, 2005.

The Court has considered the following papers submitted in support of and in opposition to Defendants' motion:

[1] Franklin Resources, Inc., Franklin Advisers, Inc., Franklin Templeton Distributors, Inc., Templeton Global Advisers, Ltd., Franklin Advisory Services, LLC, Franklin Mutual Advisers, LLC, and Franklin Templeton Services, Ltd.

- Notice of Motion and Motion to Dismiss First Amended Complaint; Memorandum of Points and Authorities in Support of Motion to Dismiss;
- Proposed Order Granting Defendants' Motion to Dismiss First Amended Complaint;
- Plaintiffs' Opposition to Defendants' Motion to Dismiss First Amended Complaint (and Exhibits A-E);
- [Proposed] Order Denying Defendants' Motion to Dismiss First Amended Complaint.

Having considered the foregoing and heard the arguments of counsel, it is hereby ORDERED, ADJUDGED, and DECREED that Defendants' Motion to Dismiss the First Amended Complaint is Denied .

Dated: ________________ By: ______________________________
The Honorable Susan Illston
Judge of the United States District Court

Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Co-Counsel for Plaintiffs

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
SAN FRANCISCO DIVISION

SUSAN STRIGLIABOTTI; FRED DUNCAN; GRACE GIAMANCO; KEN PROTONENTIS; JEFFREY S. THOMAS; ROSEMARY STURGESS; STUART STURGESS; HUBERT C. DAVIS and ELKE DAVIS for the use and benefit of THE TEMPLETON GROWTH FUND; THE FRANKLIN BALANCE SHEET INVESTMENT FUND; THE FRANKLIN U.S. GOVERNMENT SECURITIES FUND; THE FRANKLIN FLEX CAP GROWTH FUND; THE FRANKLIN DYNATECH FUND; THE FRANKLIN INCOME FUND; THE FRANKLIN SMALL-MID CAP GROWTH FUND; THE FRANKLIN BIOTECHNOLOGY DISCOVERY FUND; THE MUTUAL SHARES FUND; and THE FRANKLIN UTILITIES FUND, Plaintiffs, v. FRANKLIN RESOURCES, INC.; TEMPLETON GLOBAL ADVISORS, LTD.; FRANKLIN ADVISORY SERVICES, LLC; FRANKLIN ADVISERS, INC.; FRANKLIN TEMPLETON DISTRIBUTORS, INC.; FRANKLIN MUTUAL ADVISERS, LLC; and FRANKLIN TEMPLETON SERVICES, LLC, Defendants.	No. C 04 0883 SI CERTIFICATE OF SERVICE

I, Erica K. Siegel, being first duly sworn, upon my oath, depose and say:

1. I am over the age of twenty-one years and am not a party to the within cause;

2. In my capacity as legal assistant employed by Keller Rohrback L.L.P., I caused to be served via electronic service through the ECF system of the USDC Northern District of California and/or mailed by regular mail, properly addressed and with postage thereon fully prepaid, and deposited at a United States Post Office in Seattle, Washington on November 22, 2004, a true and correct copy of the attached document:

[PROPOSED] ORDER DENYING DEFENDANTS' MOTION TO DISMISS FIRST AMENDED COMPLAINT

To the parties listed below:

Ronald Lovitt, Bar No. 040921
J. Thomas Hannan, Bar No. 039140
Henry I. Bornstein, Bar No. 75885
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, California 94111
Telephone: (415) 362–8769
Facsimile: (415) 362–7528

Lead Counsel for Plaintiffs

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
Keller Rohrback P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
Fax: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
Richardson, Patrick, Westbrook & Brickman, LLC
174 East Bay Street
Charleston, SC 29401
(842) 727-6500
Fax: (842) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Johnson, Pope, Bokor, Ruppel & Burns, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
(813) 225-2500
Fax: (813) 223-7118

Co-Counsel for Plaintiffs

Meredith N. Landy
Dale M. Edmondson
O'MELVENY & MYERS LLP
2765 Sand Hill Road
Menlo Park, CA 94025-7019
BUSINESS (650) 473-2600
(Meredith Landy DID) (650) 473-2671
FAX (650) 473-2601

Daniel A. Pollack
Edward McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, NY 10036
BUSINESS (212) 575-4700
FAX (212) 575-6560

Counsel for Defendants

I certify under penalty of the Laws of the United States that the foregoing is true and correct.

Executed in Seattle, Washington on November 22, 2004.

Erica K. Siegel